Exhibit (A)(5)(E)

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF PUTNAM
x
ROBERT STEINMETZ, individually and on behalf of all others similarly situated,
Index No. 2561/2010
Plaintiff,
v.	SUMMONS
KEVIN C. TANG, PETER F. DRAKE, JOSEPH EDELMAN, JOHN LEMKEY, DAVID P. MEEKER, ANNE M. VANLENT, RODERICK WONG, SAIID ZARRABIAN, PENWEST PHARMACEUTICALS CO., ENDO PHARMACEUTICALS HOLDINGS INC., and WEST ACQUISITION CORP.,
Defendants.
x

TO THE ABOVE NAMED DEFENDANTS:

YOU ARE HEREBY SUMMONED to answer the complaint in this action, and to serve a copy of your answer; or, if the complaint is not served with this summons, to serve a notice of appearance, on the plaintiff’s attorneys within twenty (20) days after the service of this summons, exclusive of the day of service, where service is made by delivery upon you personally within the State, or within thirty (30) days after completion of service where service is made in any other manner. In case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Plaintiff designates Putnam County as the place of trial.

Dated:	New York, New York
August 17, 2010

LEVI & KORSINSKY, LLP

Shannon L. Hopkins, Esq. (SH-1887)
Joseph Levi, Esq. (JL-0848)
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

2

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF PUTNAM
x
ROBERT STEINMETZ, individually and on behalf of all others similarly situated,
Index No. 2561/2010
Plaintiff,
v.	CIVIL ACTION

KEVIN C. TANG, PETER F. DRAKE,

JOSEPH EDELMAN, JOHN LEMKEY,

DAVID P. MEEKER, ANNE M. VANLENT,

RODERICK WONG, SAIID ZARRABIAN,

PENWEST PHARMACEUTICALS CO.,

ENDO PHARMACEUTICALS HOLDINGS

INC., and WEST ACQUISITION CORP.,

CLASS ACTION COMPLAINT JURY TRIAL DEMAND
Defendants.
x

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public stockholders of Penwest Pharmaceuticals Co. (“Penwest” or the “Company”) against Penwest and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Endo Pharmaceuticals Holdings Inc. and West Acquisition Corp. (collectively “Endo”) seek to acquire all of the outstanding shares of Penwest through a cash tender offer by means of an unfair process and for an unfair price of $5.00 for each share of Penwest common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $168 million.

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Penwest.

3. Penwest is a corporation organized and existing under the laws of the State of Washington. It maintains its principal corporate offices at 2981 Route 22, Patterson, New York 12563, and is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system.

4. Defendant Kevin C. Tang (“Tang”) has a director of the Company since 2009 and is the Company’s Chairman of the Board.

5. Defendant Peter F. Drake (“Drake”) has been a director of the Company since 2005.

6. Defendant Joseph Edelman (“Edelman”) has been a director of the Company since 2009.

7. Defendant John Lemkey (“Lemkey”) has been a director of the Company since 2010.

8. Defendant David P. Meeker (“Meeker”) has been a director of the Company since 2007.

9. Defendant Anne M. VanLent (“VanLent”) has been a director of the Company since 2009.

10. Defendant Roderick Wong (“Wong”) has been a director of the Company since 2010.

11. Defendant Said Zarrabian (“Zarrabian”) has been a director of the Company since 2010.

12. Defendants referenced in ¶¶ 4 through 11 are collectively referred to as Individual Defendants and/or the Penwest Board. The Individual Defendants as officers and/or directors of Penwest, have a fiduciary relationship with Plaintiff and other public shareholders of Penwest and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

13. Defendant Endo Pharmaceuticals Holdings Inc. is a Delaware corporation with its headquarters located in Pennsylvania that engages in the research, development, manufacture, marketing, and sale of branded and generic prescription pharmaceuticals in the United States.

14. Defendant West Acquisition Corp. is a Delaware corporation wholly owned by Endo Pharmaceuticals Holdings Inc. that was created for the purposes of effectuating the Proposed Transaction.

JURISDICTION AND VENUE

15. This court has jurisdiction over each defendant named herein. Penwest’s principal executive offices are located at 2981 Route 22, Patterson, New York 12563. All Individual Defendants are directors and/or officers of the Company with sufficient minimum contacts with New York so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.

16. Venue is proper in the Court because Penwest’s principal executive offices are located in Putnam County, and a substantial portion of the transactions and wrongs complained of herein, including the Individual Defendants’ participation in the wrongful acts detailed herein, occurred in Putnam County.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Penwest and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

18. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

19. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of Penwest, or are aiding and abetting others in violating those duties.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

21. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

22. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Endo to attempt to eliminate the public shareholders’ equity interest in Penwest pursuant to a defective sales process, and (ii) permit Endo to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

23. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Penwest common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

25. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of August 12, 2010, Penwest has approximately 31.95 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Penwest by Endo, pursuing a course of conduct that does not maximize Penwest’s value in violation of their fiduciary duties;

(iii)	Have Penwest and Endo aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

26. Penwest is a drug delivery company focused on applying its drug delivery technologies and drug formulation expertise to the formulation of product candidates under licensing collaborations. Penwest’s drug delivery technology is included in Opana® ER, a product for the treatment of moderate to severe chronic pain marketed by Endo. The Company is also developing A0001 for the treatment of Friedreich’s Ataxia and MELAS syndrome.

27. Opana® ER is an extended release formulation of oxymorphone hydrochloride that the Company developed with Endo, using the Company’s proprietary extended release TIMERx® drug delivery technology. Opana ER was approved by the United States Food and Drug Administration, or FDA, in June 2006 for twice-a-day dosing in patients with moderate to severe pain requiring continuous, around-the-clock opioid therapy for an extended period of time, and is being marketed by Endo in the United States. In 2009, the Company recognized $19.3 million in royalties from Endo related to sales of Opana ER.

28. The Company is conducting two Phase IIa clinical trials of A0001. The Company is conducting one trial in patients with Friedreich’s Ataxia (“FA”), a rare degenerative neuro-muscular disorder, and the second trial in patients with the A3243G mitochondrial DNA point mutation that is commonly associated with MELAS syndrome, a rare progressive neurodegenerative disorder. The goal of these trials is to determine if A0001 has a discernible impact in the treatment of patients with these disorders using various biochemical, functional and clinical measures. The Company expects data from both of these trials by the end of 2010.

29. The Company has been performing very well recently, particularly with respect to the royalties it is receiving from the sale of Opana ER. On May 3, 2010, Penwest announced its financial results for the first quarter of 2010. Among the financial highlights, Penwest announced that total revenues for the first quarter of 2010 were $8.8 million, compared with $5.3 million for the first quarter of 2009. The increase was primarily due to $7.2 million of revenue recognized in the quarter for royalties from Endo on its net sales of Opana ER, representing an increase of $2.8 million in royalties, compared with the first quarter of 2009. Net income for the quarter was $3.9 million, or $0.12 per share, compared with a net loss of $962,000, or a $0.03 loss per share, for the first quarter of 2009.

30. Penwest made significant accomplishments during the quarter, which included:

•	Achieving profitability for the third consecutive quarter.

•

Signing the Company’s fourth research and development agreement with Otsuka Pharmaceutical for Penwest to develop formulations of an Otsuka compound utilizing Penwest’s TIMERx® drug delivery technology.

•

Initiating a Phase IIa clinical trial of A0001 in patients with MELAS syndrome. The Company also has an ongoing Phase IIa clinical trial of A0001 in patients with Friedreich’s Ataxia, which it initiated in the fourth quarter of 2009.

•	Obtaining from the U.S. Food and Drug Administration (FDA) on March 1, 2010, “Fast Track” designation for A0001 for the treatment of Friedreich’s Ataxia. The FDA’s Fast

Track program is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

31. In the press release announcing the results, Jennifer L. Good (“Good”), the Company’s President and Chief Executive Officer, said, “I am very pleased with the continued progress we made implementing the three key elements of our business plan in the first quarter. Having initiated the enrollment of patients in our two Phase IIa trials of A0001, we are looking forward to seeing data in the third quarter of this year. We have also continued to grow our drug delivery business with additional work under our on-going relationship with Otsuka, and with the signing of the multi-drug, multi-year collaboration with Alvogen that we announced early in the second quarter. Finally, with regard to Opana ER, during the first quarter we began to receive our full royalty rate. We are also continuing our patent litigation to protect the Opana ER franchise in the U.S. and recently announced a settlement of our patent litigation with Barr Laboratories. We believe that by executing our business plan we can create value for shareholders, both in the short term as reflected in our stock price, as well as over the long term through our various partnerships and by generating data from the clinical trials of A0001.”

32. On August 4, 2010, the Company reported its results for the second quarter of 2010. The Company had a record quarter reporting that revenues increased 159% year-over-year and total operating expenses decreased 28% year-over-year, leading to record net income of $8.4 million, or $0.26 per share. Among the operating and financial highlights for the quarter, the Company announced that:

•

Revenues in the quarter increased to $13.6 million, which included $12.3 million in royalties recognized from Endo on its net sales of Opana® ER, compared with revenues of $5.3 million in the second quarter of 2009. The second quarter of 2010 was the first full quarter for which the Company earned royalties from Endo at the full royalty rate under the agreement between the companies.

•	Net income for the second quarter of 2010 was $8.4 million, or $0.26 per share, compared with a net loss of $2.1 million, or a $0.07 loss per share, for the second quarter of 2009.

•

Penwest entered into agreements during the quarter with each of Barr Laboratories, Inc., Impax Laboratories, Inc. and Sandoz, Inc. to settle outstanding patent litigation on Opana ER. Impax was granted a license to sell a generic version of Opana ER beginning on January 1, 2013. As a result of Impax’s first-to-file status on the majority of strengths of the product, all other generic challengers will be barred from launching these strengths until 180 days after Impax launches.

•	Penwest signed a multi-drug development and commercialization agreement with Alvogen, Inc. to develop generic products using the Company’s TIMERx drug delivery technology.

33. In the press release announcing the results for the second quarter, Good stated: “It was a very significant quarter for Penwest and its shareholders with record financial performance as well as the settlement of the Opana ER patent disputes. These settlements protect most strengths of the product until January 2013. Our focus for the remainder of the year will be to continue executing on our plan for the drug delivery business, complete the Phase 2 trials and pursue partnership discussions for A0001, and complete additional restructuring activities to further enhance our profitability. We believe that this plan will ultimately maximize the value we can return to our shareholders.”

34. In the same press release, the Company announced that it was increasing its revenue guidance for the full year 2010. The Company announced that it expects revenue to be in the range of $46 million to $48 million as compared to the Company’s previous revenue guidance of $43 million to $45 million.

35. Despite its promise and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated August 9, 2010, the Company announced that it had entered into a merger agreement with Endo, stating, in part:

PATTERSON, NY August 9, 2010 — Penwest Pharmaceuticals Co. (Nasdaq: PPCO) today announced that it has entered into a merger agreement under which its long-time partner in the development and commercialization of Opana® ER, Endo Pharmaceuticals (Nasdaq: ENDP), has agreed to acquire all of the common stock of Penwest for $5.00 per share in cash. The total equity value of the transaction is approximately $168 million.

* * *

Under the terms of the merger agreement, Endo will shortly commence an all-cash tender offer to acquire 100 percent of the outstanding common stock of Penwest for $5.00 per Penwest share. The tender offer is expected to be completed in September 2010. Endo will acquire any Penwest shares that are not purchased in the tender offer in a second-step merger, which is expected to be completed in the fourth quarter, at the same price per share paid in the tender offer. The tender offer will be subject to certain closing conditions, including a minimum condition that not less than a majority of shares of Penwest common stock are tendered into the offer.

Shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, respectively, are members of Penwest’s Board of Directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer, who collectively own 38.6% of the fully diluted common stock of Penwest, have committed to tender their shares in the tender offer.

36. The $5.00 per share consideration is inadequate. First the Proposed Transaction represents a paltry premium of just 18.7% based on the closing price of Penwest stock the last trading day prior to the announcement of the Proposed Transaction. Just recently on December 21, 2009, a Bloomberg article entitled “CEOs paying 56% M&A Premium Shows Stocks May be Cheap” reported that “[t]he average premium in mergers and acquisitions in [2009] which U.S. companies were the buyer and seller rose to 56% this year from 47 percent last year [2008]...” Thus, the Proposed Transaction premium of 18.7% is well below the average premium in like transactions during 2009.

37. An article on evaluatepharma.com commented on the tremendous deal Endo was receiving, stating in part:

As for Endo, the deal looks a steal, consolidating as it does all profits from the Opana ER pain product franchise, prompting the company to immediately raise its earnings guidance for the current year.

* * *

Even with significant sales erosion expected over the next few years, EvaluatePharma’s NPV Analyzer currently values Opana ER at $223m, making the $168m acquisition, or $144m on an enterprise level, look like a good piece of business.

In addition to Opana ER, Penwest’s technology platform can also be applied to various branded and generic products while the company also has a promising phase II Friedreich’s ataxia candidate in A0001, all of which appear to be coming free to Endo at the acquisition price.

38. Cowen & Co. analyst Ian Sanderson called the Proposed Tranasaction “a wise move” on Endo’s part. “Assuming the Penwest acquisition is completed, we estimate that Endo will save $155 million in Opana ER royalty payments through 2015, and the savings could be larger should the [tamper-resistant] version achieve market success,” Sanderson wrote in a research note. David Amsellem, senior analyst at Piper Jaffray, agreed that the Penwest acquisition would improve the economics of Opana ER. He also pointed out that Penwest provides Endo with several oral drug delivery systems, including SyncroDose, a hydrophilic matrix system, which allows for customized drug release times, as well as the Geminex system, a dual-layer release system, which allows both layers to have independent release profiles.

39. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Penwest shareholders are being cashed out at the unfairly low price of $5.00 per share, which doesn’t adequately take into account the tremendous growth potential for Penwest, and particularly Opana ER. Endo will now be able to realize the benefits from the growth of Opana ER all to themselves. In fact, following the announcement of the Proposed Transaction, Citi raised its price target of Endo from $26 to $28 per share.

40. In addition, on August 10, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”), As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

41. By way of example, §6.5(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Endo. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Endo.

42. Pursuant to §6.5 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Endo of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Endo is granted three business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a superior proposal. Endo is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

43. In other words, the Merger Agreement gives Endo access to any rival bidder’s information and allows Endo a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Endo and piggy-back upon the due diligence of the foreclosed second bidder.

44. In addition, the Merger Agreement provides that a termination fee of $5,000,000 must be paid to Endo by Penwest if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

45. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Endo’s inadequate offer price.

46. In connection with the Proposed Transaction, shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, respectively, are members of Penwest’s Board, Defendant Tang, and Jennifer Good, Penwest’s President and Chief Executive Officer, who collectively own 38.6% of the fully diluted common stock of Penwest, have committed to tender their shares in the tender offer. Accordingly, 38.6% of Penwest’s common stock is already “locked up” in favor of the Proposed Transaction.

47. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

48. Plaintiff repeats all previous allegations as if set forth in full herein.

49. As Directors of Penwest, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Penwest’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

50. As discussed herein, the Individual Defendants have breached their fiduciary duties to Penwest shareholders by failing to engage in an honest and fair sale process.

51. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Penwest’s assets and will be prevented from benefiting from a value-maximizing transaction.

52. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

53. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Penwest and Endo)

54. Plaintiff repeats all previous allegations as if set forth in full herein.

55. As alleged in more detail above, Penwest and Endo are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Penwest and Endo aided and abetted the Individual Defendants’ breaches of fiduciary duties.

56. As a result, Plaintiff and the Class members are being harmed.

57. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

August 17, 2010

LEVI & KORSINSKY, LLP

Shannon L. Hopkins, Esq. (SH-1887)
Joseph Levi, Esq. (JL-0848)
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171